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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70294

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Alphaledger Markets, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__18804 Front Street NE (Suite 202)__
(No. and Street)

__Poulsbo__	__WA__	__98370__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M. Feldman	212-392-4838	rfeldman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/05	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Suskind _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alphaledger Markets, Inc. _____, as of December 31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENESYS LEMUS
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20234023917
MY COMMISSION EXPIRES JUN 26, 2027

Signature:

Title:
Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ALPHALEDGER MARKETS, INC.

Statement of Financial Condition

December 31, 2023

Alphaledger Markets, Inc.
Statement of Financial Condition
December 31, 2023

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Alphaledger Markets, Inc. (formerly Iris Trading, Inc.)

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Alphaledger Markets, Inc. (formerly Iris Trading, Inc.) as of December 31, 2023, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Alphaledger Markets, Inc. (formerly Iris Trading, Inc.) as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alphaledger Markets, Inc.'s (formerly Iris Trading, Inc.) management. My responsibility is to express an opinion on Alphaledger Markets, Inc.'s (formerly Iris Trading, Inc.) financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Alphaledger Markets, Inc. (formerly Iris Trading, Inc.) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Alphaledger Markets, Inc.'s (formerly Iris Trading, Inc.) auditor since 2020.

Tarzana, California

January 16, 2024

Alphaledger Markets, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	320,184
Prepaid expenses		16,688
Clearing deposit		101,939
Other assets		1,624
Total Assets	$	440,435

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	18,594
Payable to clearing firm		3,700
Payable to affiliate		11,532
Total Liabilities		33,826

Commitments and Contingencies

Common stock, no par value, 1,000 shares	
authorized, issued and outstanding	25,000
Additional paid-in-capital	2,062,058
Accumulated deficit	(1,680,449)
Stockholder's equity	406,609

Total Liabilities and Stockholder's Equity	$	440,435

See accompanying notes to the Statement of Financial Condition

1.   ORGANIZATION

Alphaledger Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of Alphaledger Technologies, Inc. (the "Parent"). The Company was formed in 2019 as a "C" Corporation in accordance with the laws of the State of Washington and became registered as a broker dealer on October 22, 2019.

In January 2023, the Company changed its name from Iris Trading, Inc. to Alphaledger Markets, Inc.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statement has been prepared assuming the Company will continue as a going concern. Due to the current non-revenue producing status, management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Company need it to fund its operations.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

Revenue Recognition
Accounting Standards Codification 606, Revenues from Contracts with Customers, provides guidance related to revenue contracts with customers.

Underwriting fee revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. Actual results can differ from those estimates.

Income Taxes
As a "C" Corporation, the Company accounts for taxes under the liability method where a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of the assets and liabilities measured by the enacted tax rates that are expected to be in effect when those differences reverse.

3.   CLEARING DEPOSIT

The Company maintains a clearing agreement with Hilltop Securities, LLC, who carries the accounts of the customers of the Company. In connection with this agreement, the Company maintains a clearing deposit of $100,000 plus interest for its transactions with them. The Company also maintains other securities accounts at the clearing organization.

4.   RELATED PARTIES

The Company has an expense sharing agreement with the Parent where the Parent pays some common compensation and office related costs and allocates those costs to the Company without the requirement of reimbursement. Further, such amount is considered a contribution of capital and appears in additional paid in capital on the on the Statement of Financial Condition.

From time to time, the Parent pays bills on the Companies behalf, and the Company reimburses the Parent. As of December 31, 2023, the Company owed the Parent $11,532 for such arrangement.

5.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $100,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company's Net Capital was $388,297 which was above the required Net Capital by $288,297. At December 31, 2023, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.09 to 1.

6.   INCOME TAXES

To date, the Company incurred a net loss. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the Company's operating losses.

As of December 31, 2023, the Company has U.S. Federal and state Net Operating Loss carryforwards of approximately $411,000 which expire December 31, 2041. As a result, the Company has a deferred tax asset as of December 31, 2023, as follows:

State	$	74,000
Federal		337,000
Total		411,000
Less: Reserve		(411,000)
Net	$	-

The Company is subject to audit by the taxing agencies for years ended December 31, 2020 through 2022.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

7.   COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims, litigation and arbitration matters encountered in the normal course of business. For the year ended December 31, 2023, and through the date of this report there were no such claims, litigation or arbitration matters.

8.   CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses to dates in its account, and management believes that the Company is not exposed to significant risks on any such accounts.

9.   SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year-end December 31, 2023 through January 16, 2024, the date the Statement of Financial Condition was available to be issued and has determined that no adjustments were necessary to the amounts reported in the Statement of Financial Condition, nor have any subsequent events occurred, the nature of which would require disclosure.